                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
             OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO ___________

                         Commission file number 1-31599

                        ENDURANCE SPECIALTY HOLDINGS LTD.
                          EMPLOYEE SHARE PURCHASE PLAN
                            (Full title of the plan)

                                 WELLESLEY HOUSE
                                90 PITTS BAY ROAD
                             PEMBROKE HM 08, BERMUDA
                                (Address of plan)

                        ENDURANCE SPECIALTY HOLDINGS LTD.

                                 Wellesley House
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

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                        ENDURANCE SPECIALTY HOLDINGS LTD.
                          EMPLOYEE SHARE PURCHASE PLAN

                                TABLE OF CONTENTS

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Report of Independent Registered Public Accounting Firm                   2
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Statement of Financial Condition                                          3
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Statement of Income and Changes in Plan Equity                            4
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Notes to Plan Financial Statements                                        5
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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ENDURANCE SPECIALTY HOLDINGS LTD., PLAN ADMINISTRATOR AND PLAN PARTICIPANTS
ENDURANCE SPECIALTY HOLDINGS LTD. EMPLOYEE SHARE PURCHASE PLAN

We have audited the accompanying statement of financial condition of the
Endurance Specialty Holdings Ltd. Employee Share Purchase Plan as of December
31, 2005, and the related statement of income and changes in plan equity for the period from September 1, 2005 (effective date) to December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of financial condition of the Endurance
Specialty Holdings Ltd. Employee Share Purchase Plan as of December 31, 2005,
and the related statement of income and changes in plan equity for the period then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young
Hamilton, Bermuda
March 29, 2006

                        ENDURANCE SPECIALTY HOLDINGS LTD.
                          EMPLOYEE SHARE PURCHASE PLAN

                        STATEMENT OF FINANCIAL CONDITION

                             AS OF DECEMBER 31, 2005
                           (In United States dollars)

                                                             2005
                                                       -----------------
   PLAN EQUITY
   Plan equity at close of period                      $               -
                                                       =================

              See accompanying notes to Plan financial statements.

                        ENDURANCE SPECIALTY HOLDINGS LTD.
                          EMPLOYEE SHARE PURCHASE PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

   FOR THE PERIOD FROM SEPTEMBER 1, 2005 (EFFECTIVE DATE) TO DECEMBER 31, 2005
                           (In United States dollars)

                                                             2005
                                                       -----------------
Contributions:
   Participants                                         $        128,024
   Employer                                                       22,511
                                                       -----------------
   Total additions                                               150,535

 Share purchases on behalf of participants                      (150,049)
 Participant withdrawals                                            (486)
                                                       -----------------
 Net change in assets                                                  -
 Net assets, beginning of year                                         -
                                                       -----------------
 Net assets, end of year                               $               -
                                                       =================

              See accompanying notes to Plan financial statements.

                        ENDURANCE SPECIALTY HOLDINGS LTD.
                          EMPLOYEE SHARE PURCHASE PLAN

                       NOTES TO PLAN FINANCIAL STATEMENTS

   FOR THE PERIOD FROM SEPTEMBER 1, 2005 (EFFECTIVE DATE) TO DECEMBER 31, 2005
                       (Amounts in United States dollars)

1.   PLAN DESCRIPTION
     ----------------

     The following description of the Endurance Specialty Holdings Ltd. Employee
     Share Purchase Plan (the "Plan") provides general information. Participants should refer to the Plan Prospectus for a more complete description of the
     Plan's provisions.

     GENERAL
     The Plan was adopted by the Compensation Committee of the Board of
     Directors of Endurance Specialty Holdings Ltd. ("Endurance Holdings" or the
     "Company") on April 26, 2005 and by the Board of Directors on April 27,
     2005 and was submitted for and obtained approval by Endurance Holdings'
     shareholders at a Special General Meeting held on October 26, 2005. The effective date of the Plan was September 1, 2005. The Board authorized the registration of up to 200,000 ordinary shares, par value U.S. $1.00 per share, under the Securities Act of 1933, as amended. The Plan is scheduled to expire on October 1, 2015. As of December 31, 2005, 195,814.53 ordinary shares remained authorized but unissued under the terms of the Plan.

     The Plan is intended to provide eligible employees of Endurance Holdings and its subsidiaries with an opportunity to share in the ownership of
     Endurance Holdings by offering successive options to purchase ordinary shares on terms mutually advantageous to Endurance Holdings and its employees. Unless a higher price is designated by the Compensation
     Committee, the option price will be 85% of the fair market value on the date of exercise.

     Options will be granted for the number of full and fractional shares of the
     Company's ordinary shares which may be purchased at the end of the purchase period with an employee's accumulated payroll deductions. Payment for shares under the Plan may be made only by payroll deductions. Employees may elect the amount of regular deductions in whole percentages of from one to ten percent (1% - 10%) of their gross base salary.

     ELIGIBILITY
     Employees (including officers who are employees) of Endurance Holdings and its subsidiaries (other than employees and officers of Endurance Worldwide
     Holdings Limited and Endurance Worldwide Insurance Limited), who have been regularly employed by Endurance Holdings or its subsidiaries for at least five months and whose customary employment is more than 20 hours per week, are eligible to participate in the Plan. However, no employee will have the ability to participate in the Plan if (i) he or she would own shares and/or hold outstanding options to purchase shares possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company, or (ii) the value of the shares to be purchased under the
     Plan on the date the option is granted exceeds twenty five thousand dollars
     (U.S. $25,000) for any calendar year in which such option would be outstanding at any time.

     As of December 31, 2005, approximately 288 employees of Endurance Holdings and its subsidiaries were eligible to participate in the Plan.

     PARTICIPANT CONTRIBUTIONS
     Plan participants may contribute from one to ten percent (1% - 10%) of gross base salary, excluding all other payments. Contributions are collected from participants through after-tax payroll deductions by
     Endurance Holdings and its subsidiaries. Funds contributed to the Plan are held within Endurance Holdings' and its subsidiaries' general bank account and do not earn interest.

                        ENDURANCE SPECIALTY HOLDINGS LTD.
                          EMPLOYEE SHARE PURCHASE PLAN

                       NOTES TO PLAN FINANCIAL STATEMENTS

   FOR THE PERIOD FROM SEPTEMBER 1, 2005 (EFFECTIVE DATE) TO DECEMBER 31, 2005
                       (Amounts in United States dollars)

1.   PLAN DESCRIPTION, CONT'D.
     -------------------------

     SHARE PURCHASES
     The purchase price per share for Plan participants is 85% of the fair market value of Endurance Holdings' ordinary shares on the last trading of the calendar quarter. Fair market value is determined by the closing price per ordinary share as reported on the New York Stock Exchange on or immediately preceding the last calendar trading date.

     Each Plan participant has an account established at Computershare Trust
     Company, N.A.("Computershare") in which ordinary shares purchased under the
     Plan may be deposited. Ordinary shares purchased under the Plan are subject to a one year holding period.

     Therefore, shares purchased and deposited on behalf of a participant at
     Computershare may not be sold, transferred, withdrawn or moved within the first year after purchase.

     On December 30, 2005, 4,185.47 shares were purchased on behalf of Plan participants at a price of $30.47 (a 15% discount to the closing price of
     $35.85 per share on such date).

     TERMINATION OF PARTICIPATION
     Plan participants may withdraw from the Plan at any time up to ten days prior to the purchase date in any purchase period by contacting Endurance
     Holdings' and its subsidiaries' Human Resource Representatives or accessing
     Computershare, via its website.

     Participation in the Plan automatically ceases upon the date of a participant's death, termination of employment or retirement. Any amounts held in the Plan for the benefit of the participant will be returned to the participant or his estate.

     PLAN ADMINISTRATION AND EXPENSES
     The Plan is administered under the direction of the Compensation Committee of the Board of Directors of Endurance Holdings, which is composed of independent non-employee directors not eligible to participate in the Plan.
     The Compensation Committee serves at the pleasure of the Board of
     Directors, and its members may thus be removed or replaced by action of the
     Board of Directors at any time. The Compensation Committee determines questions about participation and is empowered to adopt rules and regulations concerning the administration and interpretation of the Plan.

     No charge of any kind or nature will be made by Endurance Holdings against the funds received from Plan participants in payment for shares purchased under the Plan. Endurance Holdings shall pay all transfer or original issue taxes with respect to issuance of shares pursuant to the Plan, and all other fees and expenses necessarily incurred by Endurance Holdings to administer the provisions of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     BASIS OF PRESENTATION
     The accompanying Plan financial statements have been prepared on an accrual basis.

     CONTRIBUTIONS
     Participant contributions are recorded in the period in which the payroll deductions are made from Plan participants.

     FEES AND EXPENSES
     All administrative fees and expenses are paid by Endurance Holdings and its subsidiaries.

                        ENDURANCE SPECIALTY HOLDINGS LTD.
                          EMPLOYEE SHARE PURCHASE PLAN

                       NOTES TO PLAN FINANCIAL STATEMENTS

   FOR THE PERIOD FROM SEPTEMBER 1, 2005 (EFFECTIVE DATE) TO DECEMBER 31, 2005
                       (Amounts in United States dollars)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONT'D.
     ---------------------------------------------------

     USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions and withdrawals during the reporting period.
     Actual results could differ from those estimates.

3.   TAX STATUS
     ----------

     Endurance Holdings' management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the United States Internal Revenue Code and is tax exempt. The Plan is funded by after-tax participant contributions. Any earnings on the stock held in the Plan are taxed at the participant level.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan)
     have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     Endurance Specialty Holdings Ltd. Employee Share Purchase Plan

     By:  Endurance Specialty Holdings Ltd., Plan Administrator

     /s/ John V. Del Col
     -----------------------------------
     John V. Del Col
     General Counsel and Secretary

     Dated:  March 31, 2006

                                  EXHIBIT INDEX

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   EXHIBIT NUMBER                        DESCRIPTION OF DOCUMENT
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        23.1           Consent of Independent Registered Public Accounting Firm
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